Exhibit (a)(1)(iii)

PERMAL HEDGE STRATEGIES FUND

620 EIGHTH AVENUE

NEW YORK, NEW YORK 10018

DEAR SHAREHOLDER:

The Board of Trustees of Permal Hedge Strategies Fund (the “Fund”) has authorized a tender offer for up to $5,629,575 of Shares of the Fund’s shares of beneficial interest. Accordingly, the Fund is hereby commencing an offer to purchase up to 25% of the Fund’s outstanding shares of beneficial interest. The offer is at a price equal to the Fund’s net asset value per share (“NAV”) as of 5:00 pm New York City time on the Valuation Date, which is currently expected to be June 28, 2013, upon the terms and conditions set forth in the enclosed Offer to Purchase and related Letter of Transmittal (which together constitute the “Offer”).

The purpose of this Offer is to provide liquidity to Shareholders, as contemplated by and in accordance with the procedures set forth in the Fund’s prospectus. The deadline for participating in the Offer is 5:00 p.m., New York City time, April 24, 2013, or such later date to which the Offer is extended (the “Termination Date”). Shareholders who choose to participate in the Offer can expect to receive payment for shares tendered and accepted in the manner and at such time as set forth in the Offer.

If, after carefully evaluating all information set forth in the Offer, you wish to tender shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Shareholders are urged to consult their own investment and tax advisors and make their own decisions whether to tender any shares.

As of January 31, 2013, the NAV per Broker Class share was $10.52 per share, the NAV per Advisor Class share was $10.53 and 2,140,984 shares were issued and outstanding. An estimate of the Fund’s current NAV during the pendency of this Offer may be obtained by contacting the Depositary, at (866) 211-4521.

None of the Fund, its Board of Trustees (the “Board”), its investment adviser, Legg Mason Partners Fund Advisor, LLC or its subadviser, Permal Asset Management Inc, is making any recommendation to any Shareholder whether to tender or refrain from tendering shares in the Offer. The Fund and the Board urge each Shareholder to read and evaluate the Offer and related materials carefully and make his or her own decision.

Questions, requests for assistance and requests for additional copies of this Offer and related materials should be directed to the Depositary, at (866) 211-4521.

Sincerely,

/s/ R. Jay Gerken
R. Jay Gerken
Chairman, President and Chief Executive Officer
PERMAL HEDGE STRATEGIES FUND

March 26, 2013